Exhibit (a)(1)

Westin Hotels Limited Partnership Responds to Tender Offer

     White Plains, NY, November 18, 2003 — On November 4, 2003, Westin Hotels Limited Partnership (“WHLP”) received an unsolicited tender offer (the “Offer”) from WHLP Acquisition LLC (“Purchaser”), a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), to purchase all of the issued and outstanding limited partnership units of WHLP, at a purchase price of $625 per unit, less the amount of any distributions per unit made by WHLP from October 1, 2003 until the date on which Purchaser purchases the units tendered in the Offer.

     In connection with the Offer, Purchaser is seeking the consent (the “Consent Solicitation”) of the limited partners of WHLP to proposals to amend WHLP’s partnership agreement to render certain transfer restrictions contained in the partnership agreement inapplicable to the Offer and effect a merger of WHLP with Purchaser or one of its affiliates.

     The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, evaluated the terms of the Offer and determined that it is making no recommendation as to whether limited partners should accept or reject the Offer and is remaining neutral with respect to the Offer. The General Partner recommended the limited partners consider the following factors in making their own decision about whether to accept or reject the Offer:

1.	Because the General Partner is a subsidiary of Starwood, the directors and officers of the General Partner may have a conflict of interest with respect to the Offer and may not be considered independent of Purchaser and Starwood.

2.	Houlihan Lokey Howard & Zukin Financial Advisors, Inc. rendered an opinion to the effect that, as of the date of such opinion, the consideration to be received in connection with the Offer is not fair to a limited partner from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the Offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in the Offer.

3.	The $625 per unit price offered by Purchaser is $75 more per unit than the price offered by Kalmia Investors LLC and its related investors in two recent tender offers and is $100 more per unit than the price offered by Windy City Investments LLC and its related investors in its recent tender offer for units of WHLP. Additionally, unlike the tender offers by Kalmia Investors and Windy City Investments, Purchaser is seeking to purchase all of the outstanding units of WHLP rather than only a specified amount of the units.

4.	The Offer is conditioned upon the satisfaction of certain conditions including the receipt of the requisite limited partner consents pursuant to the Consent Solicitation to amend certain transfer restrictions contained in the Partnership Agreement which are otherwise applicable to the Offer and to effect a back-end merger of WHLP with Purchaser or one of its affiliates. Because the Offer and the Consent Solicitation are independent of one another, it is possible that Purchaser could receive a majority of the units but not receive the requisite limited partner consents. Although the General Partner does not believe this will occur, the General Partner believes this aspect of the Offer is coercive. Although the General Partner believes that if Purchaser receives a majority of the units it will also receive the consents it is seeking from the limited partners in the Consent Solicitation, the General Partner believes that the possibility (however unlikely) that Purchaser will complete the Offer without completing the Consent Solicitation may be seen by limited partners as a reason to consent to Purchaser’s proposals other than on their merit.

If Purchaser completes the Offer but does not effect the back-end merger of WHLP, then Purchaser, as the majority holder, will be able to influence or determine all voting decisions of WHLP, and will have the ability to amend WHLP’s partnership agreement; determine if and when The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”), WHLP’s

primary asset since 2001, is sold; approve certain borrowings; expel the General Partner; and dissolve WHLP. In addition, if Purchaser completes the Offer but does not effect the merger, there may be an increased illiquidity of the units, which would likely have an adverse effect on the market price of the units.

5.	As reported in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 and Current Report on Form 8-K, each filed with the SEC on November 18, 2003, total operating revenues, revenue per available room, average daily rate and occupancy for the Michigan Avenue in October 2003 improved over October 2002. The General Partner believes that, notwithstanding the Michigan Avenue’s improved results, the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. WHLP may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per unit cash proceeds a limited partner would realize upon a sale of the Michigan Avenue or a future liquidation of WHLP may not be greater than, and may be substantially less than, Purchaser’s offer price.

6.	Although the General Partner has not actively marketed WHLP or the Michigan Avenue during the last two years, the terms of the Offer and other recent tender offers for units of WHLP have been reported in newspapers with national circulation and in the hotel industry press. The General Partner believes that any potential buyers of the Michigan Avenue have become aware of the price and other terms upon which WHLP may be sold if the Offer is consummated and understand that they may submit a competing offer for WHLP. The General Partner has not recently received any bona fide indications of interest from any potential buyers of the Michigan Avenue.

7.	There is no public market for the units and it is not anticipated that a public market for the units will develop.

8.	The units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that WHLP is required to file periodic reports with the SEC and comply with the SEC’s proxy rules. Purchaser has indicated in its offer to purchase that it intends to seek de-registration of the units under the Exchange Act if the merger is not effected but it receives sufficient tenders to reduce the number of holders of units to below 300. The suspension of WHLP’s filing obligations may reduce the timeliness and amount of information about WHLP available to limited partners.

9.	The limited partnership agreement of WHLP provides that transfers and assignments of units are not valid or effective if counsel to WHLP delivers an opinion that the transfer would likely result in WHLP’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). WHLP will generally be deemed terminated under Code Section 708 if 50% or more of the interests in WHLP’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that WHLP’s future depreciation deductions with respect to its properties will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a limited partner derives from its units with respect to such periods will be increased, without a corresponding increase in cash distributions from WHLP. Based on preliminary advice received from WHLP’s counsel, it appears that consummation of the offer would likely cause WHLP to be considered terminated within the meaning of Code Section 708. Furthermore, the General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the units when added to the total of all other sales and exchanges of units within the preceding twelve months. The primary purpose of this provision is to ensure that WHLP is not deemed terminated for purposes of Code Section 708. WHLP and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of units that will be recognized by WHLP as having been purchased by the Purchaser may be limited if the number of units tendered to Purchaser would otherwise result in a transfer of 40% or more of the units within the last 12 months.

10.	Purchaser discloses in its offer to purchase that its objectives and motivations in establishing its offer price might conflict with the interest of limited partners in receiving the highest price for their units. While the price per unit offered by Purchaser exceeds the prices offered by Kalmia Investors and Windy City Investments in their recent tender offers for units, this fact alone does not ensure that limited partners will receive the fair value of the units in the Offer. Purchaser also discloses that based upon recent improvements in WHLP’s operating results and the cyclical nature of the real estate market and the hospitality industry, the price offered by Purchaser could be significantly less than the net proceeds per unit that limited partners could realize from a liquidation of WHLP following a future sale of the Michigan Avenue.

     More detailed information regarding the General Partner’s position with respect to the Offer is contained in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on November 18, 2003 and is available on the SEC’s website at www.sec.gov.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

# # # # #

3